Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Announces Second Quarter Fiscal 2008
Financial Results
TORONTO, ON, February 12, 2008 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets including Alzheimer’s Disease and Diabetes, today announced its financial results for the quarter ended December 31, 2007.
Selected Highlights
During the second quarter of fiscal 2008 and up to the date of this press release, the Company achieved the following significant milestones:
ELND005 (AZD-103) – Alzheimer’s Disease:
•	On January 22, 2008, the Company received a US$5,000,000 milestone payment from Elan. The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103) on December 21, 2007;

•	On December 21, 2007, Elan and Transition Dose First Patient in Phase II Clinical Study of ELND005 (AZD-103) in Alzheimer’s Disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints and each patient’s participation is planned to last approximately 18 months;

•	On October 26, 2007, the Company Received the Remaining US$7,500,000 Upfront Payment from Elan. The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment under the Company’s global collaboration agreement with Elan.

TT-223 (formerly known as “G1”) — Diabetes:
•	On November 5, 2007, the Company Announced an Update on the Clinical Development and Partnership activities for its diabetes program. Following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to all of the Company’s diabetes programs. Accordingly, Transition terminated the agreement between the companies, returning to Transition all rights held by Novo Nordisk, relating to E1-I.N.T. Transition is continuing on-going discussions with other interested parties to partner the diabetes programs. In the interim, the Company is fully committed to support and advance the clinical development of the diabetes programs, leveraging its expertise in disease-modifying therapies for diabetes, world-class scientific advisory board and solid financial position.
Corporate Developments:
•	On January 7, 2008 the Company’s common shares were approved for listing and commenced trading on the NASDAQ Global Market. Prior to this change, the Company’s common shares were listed on the NASDAQ Capital Market since August 20, 2007 under the symbol “TTHI”. The Company’s common shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

•	On October 31, 2007 the Company received the third anniversary payment of $650,000 from the sale of its subsidiary, Stem Cell Therapeutics (“SCT”). Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009.
Pipeline Review
ELND005 (AZD-103) for Alzheimer’s Disease
Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103).
On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.
On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.
In connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.
TT-223 for Diabetes
Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP1 analogues or epidermal growth factor analogues. In humans, Transition’s recent Phase IIa clinical trial data showed that 4-weeks of E1-I.N.T. therapy (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Pre-clinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes. Based on these data,

Transition has commenced the studies to advance its lead gastrin analogue, TT-223, formerly known as “G1”, into Phase II clinical trials in type 2 diabetes patients.
To support the Phase II clinical development program for TT-223, Transition is currently performing two Phase I studies to expand the dose ranges for TT-223. Transition expects to initiate the following Phase II clinical studies evaluating TT-223 in type 2 diabetes:
•	A Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin with or without thiazolidinediones (TZDs) to commence in the first half of calendar 2008;

•	An additional Phase II study with TT-223 in type 2 patients receiving either GLP1 analogue therapy or insulin therapy is anticipated to follow;

•	The next steps in the development of TT-223 in combination with Transition’s epidermal growth factor analogue, will be evaluated following the review of data from the above proposed Phase II trials.
Financial Review
Results of Operations
For the three-month period ended December 31, 2007, the Company recorded a net loss of $1,552,208 ($0.07 per common share) compared to a net loss of $4,858,107 ($0.25 per common share) for the three-month period ended December 31, 2006.
For the six-month period ended December 31, 2007, the Company recorded a net loss of $5,651,186 ($0.25 per common share) compared to a net loss of $7,182,830 ($0.39 per common share) for the six-month period ended December 31, 2006.
The decrease in net loss of $3,305,899 or 68% for the three-month period ended December 31, 2007 and $1,531,644 or 21% for the six-month period ended December 31, 2007 is largely due to decreased amortization expense resulting from the Waratah technology being fully amortized in the third quarter of fiscal 2007, recognition of the remaining unamortized upfront fee from Novo, increased interest income resulting from higher cash and held-to-maturity investment balances and the receipt of the second milestone payment from SCT. For the three-month period ended December 31, 2007, the decrease in net loss was partially offset by increases in research and development expense, and general and administrative expenses. For the six-month period ended December 31, 2007, the decrease in net loss was offset by the future income tax recovery of $2,729,422 that was recognized in the first quarter of fiscal 2007, and was also offset by increases in research and development and general expense and general and administrative expenses.
Revenues
Licensing fees increased to $1,563,911 for the three-month period ended December 31, 2007 from $32,811 for the three-month period ended December 31, 2006. For the six-month period ended December 31, 2007, licensing fees increased to $1,596,722 from $65,622 for the same period in fiscal 2007. These increases are due to the fact that the licensing agreement with Novo Nordisk was terminated during the three-month period ending December 31, 2007 and all remaining deferred amounts have been recognized as licensing fee revenue during the period.
Research and Development
Research and development expenses increased to $2,480,123 for the three-month period ended December 31, 2007 from $1,680,714 for the three-month period ended December 31, 2006. For the six-month period ended December 31, 2007, research and development expenses increased to $5,245,922 from $3,769,702 for the same period in fiscal 2007. These increases are primarily the result of an increase in clinical development costs related to ELND005 (AZD-103) and TT-223. The increase was also amplified in the three and six month periods ended December 31, 2007 as the comparative prior year period included the reimbursement by Novo Nordisk of E1-I.N.T.TM development costs in the amount of $201,000 and $703,293 for the three-month and six-month periods respectively resulting from the amended Novo Nordisk agreement. These increases were partially offset by decreases in clinical program expenses that related to the Company’s completed I.E.T. clinical trials and a reduction of costs relating to the drug discovery platform.
General and Administrative
General and administrative expenses increased to $1,506,199 for the three-month period ended December 31, 2007 from $1,051,963 for the three-month period ended December 31, 2006. For the six-month period ended December 31, 2007, general and administrative expenses increased to $2,838,380 from $2,081,356 for the same period in fiscal 2007. These increases primarily resulted from increased professional fees, insurance and regulatory fees resulting from the NASDAQ listing, increased option expenses and increased corporate governance costs.

Amortization
Amortization for the three-month period ended December 31, 2007, was $663,906 as compared to $2,465,726 for the three-month period ended December 31, 2006. For the six-month period ended December 31, 2007, amortization was $1,323,224 as compared to $5,434,033 for the same period in fiscal 2007. These decreases primarily resulted from the Waratah technology being fully amortized during the third quarter of fiscal 2007. This decrease was partially offset by the full quarter impact of the amortization relating to the NeuroMedix technology acquired during the fourth quarter of fiscal 2007.
Recovery of Future Income taxes
Recovery of future income taxes remained unchanged from Nil for the three-month periods ended December 31, 2007 and 2006. For the six-month period ended December 31, 2007, recovery of future income taxes was Nil compared to $2,729,422 for the same period in fiscal 2007. The decrease in recovery of future income taxes is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. which occurred during the three-month period ended September 30, 2006.
Interest Income, net
Interest income for the three-month period ended December 31, 2007, was $692,552 as compared to $331,423 for the same period in fiscal 2007. For the six-month period ended December 31, 2007, interest income was $1,289,031 as compared to $404,664 for the same period in fiscal 2007. These increases primarily resulted from increased cash balances due to the November 2006 and July 2007 private placements and the upfront payments received from Elan.
SCT Anniversary Payment
During the three month period ending December 31, 2007, the Company received the third anniversary payment of $650,000 in cash which has been recorded as a gain in the statement of loss and comprehensive loss. As of December 31, 2007, total payments received amount to $1,850,000. The final payment of $1,650,000 is due in the first quarter of fiscal 2009.

About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005/ AZD-103 for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
(Unaudited in Canadian Dollars)

	December 31,	June 30,
	2007	2007
	$	$

ASSETS
Current
Cash and cash equivalents	13,969,176	1,377,387
Held-to-maturity investments	45,607,212	33,414,383
Receivables	85,131	317,979
Investment tax credits receivable	638,369	559,405
Prepaid expenses and deposits	458,656	519,937

Total current assets	60,758,544	36,189,091
Capital assets, net	1,065,052	1,174,028
Intangible assets	27,230,501	26,632,609

	89,054,097	63,995,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,242,303	2,866,655
Due to Elan Pharma International Limited	728,446	697,743
Current portion of deferred revenue	—	131,244

Total current liabilities	1,970,749	3,695,642
Deferred revenue	15,704,255	9,885,733
Leasehold inducement	85,740	91,456

Total liabilities	17,760,744	13,672,831

Shareholders’ equity
Share capital
Common shares	159,968,380	133,988,318
Contributed surplus	4,487,752	4,487,752
Stock options	2,179,976	1,538,396
Deficit	(95,342,755)	(89,691,569)

Total shareholders’ equity	71,293,353	50,322,897

	89,054,097	63,995,728

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited in Canadian Dollars)

	Six-month	Six-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006
	$	$	$	$

REVENUES
Milestone revenue	—	552,650	—	—
Licensing fees	1,596,722	65,622	1,563,911	32,811

	1,596,722	618,272	1,563,911	32,811

EXPENSES
Research and development	5,245,922	3,769,702	2,480,123	1,680,714
General and administrative	2,838,380	2,081,356	1,506,199	1,051,963
Amortization	1,323,224	5,434,033	663,906	2,465,726
Foreign exchange loss (gain)	(220,587)	8,483	(191,557)	(3,577)
Loss on disposal of capital assets and assets held for sale	—	41,614	—	27,515

	9,186,939	11,335,188	4,458,671	5,222,341

Loss before the following	(7,590,217)	(10,716,916)	(2,894,760)	(5,189,530)
Interest income, net	1,289,031	404,664	692,552	331,423
Gain of company transferred under contractual arrangement	650,000	400,000	650,000	—

Loss before income taxes	(5,651,186)	(9,912,252)	(1,552,208)	(4,858,107)
Recovery of future income taxes	—	2,729,422	—	—

Net loss and comprehensive loss for the period	(5,651,186)	(7,182,830)	(1,552,208)	(4,858,107)

Basic and diluted net loss per common share	$(0.25)	$(0.39)	($0.07)	$(0.25)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the six-month period ended December 31, 2007 and year ended June 30, 2007
(Unaudited in Canadian Dollars)

	Number of	Share	Contributed	Stock		Total Shareholders’
	Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$

Balance, July 1, 2006	17,494,269	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	9,858,143
Net loss for the year	—	—	—	—	(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Issued pursuant to private placement, net	1,736,107	23,968,567	—	—	—	23,968,567
Issued pursuant to ENI Shareholder’s Agreement	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised	14,294	120,519	—	(42,590)	—	77,929
Stock-based compensation expense	—	—	—	684,170	—	684,170
Net loss for the six-month period ended December 31, 2007	—	—	—	—	(5,651,186)	(5,651,186)

Balance, December 31, 2007	23,155,265	159,968,380	4,487,752	2,179,976	(95,342,755)	71,293,353

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com